January 11, 2006

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com Email

CLIENT/MATTER NUMBER

044473-0113

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 3561

Re:	InterSearch Group, Inc. Amendment No. 1 to Registration Statement on Form SB-2 File Number 333-129937

Dear Mr. Owings:

On behalf of InterSearch Group, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form SB-2 Registration Statement that was filed by the Company on November 23, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 1, as well as three blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement.

The following are the Company’s responses to the Staff’s letter of December 22, 2005 containing the Staff’s comments regarding the originally filed Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Facing Page

1.	On the facing page, please add a sentence indicating that your shares of common stock are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

RESPONSE: The Company has revised the facing page in accordance with the Staff’s comment.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

January 11, 2006

Prospectus Cover Page

2.	Please remove the reference to the trading price of your common stock from the cover page because your common stock trades in the Pink Sheets. Item 501(a)(4) of Regulation S-B requires disclosure of information regarding any national securities exchange or the Nasdaq Stock Market and not information regarding trading in the Pink Sheets.

RESPONSE: The Company has removed the reference to the trading price of its common stock from the cover page in accordance with the Staff’s comment.

Prospectus Summary, page 1

3.	The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. For example, you should remove the “Industry Overview” and “Our Strategy” sections from the summary since they also appear in the business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-B.

RESPONSE: The Company has shortened the prospectus summary in accordance with the Staff’s comment.

4.	Please delete the multiple references throughout the document to the consulting services that you provide to a variety of Fortune 500 companies. Where you discuss these companies, please disclose the number of these companies for whom you provide services, and quantify the percentage of your revenues represented by consulting services. You should clarify that Legent Clearing LLC is a related party.

RESPONSE: The Company has revised the entire prospectus to quantify the number of Fortune 500 and other companies for which it provides consulting services in any place that it references “Fortune 500 companies” in accordance with the Staff’s comment. The Company has also included the percentage of revenues generated from its consulting services in the prospectus summary. The Company has revised the prospectus summary to clarify that Legent Clearing LLC is a related party. The Company has also added additional disclosure to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related-Party Transactions” to describe the nature of the Company’s relationship with Legent Clearing.

5.	Please explain the nature of the services offered on your www.irs.com website, and the manner in which online users typically locate this website.

RESPONSE: The Company has revised the prospectus summary in accordance with the Staff’s comment.

Securities and Exchange Commission

January 11, 2006

Summary Financial Data, page 5

6.	Please revise your summary table on page 6 to reflect pro forma income taxes and earnings per share (EPS) as if you were a C-Corp for all periods presented. Your discussion of results of operations in other sections of your filing should be similarly revised for consistency. We note that you provide the pro forma income tax and EPS disclosures in your audited financial statements.

RESPONSE: The Company has revised the Summary Financial Data in accordance with the Staff’s comment.

Risk Factors, page 7

7.	In your risk factor section please consider disclosure about your relationship with Yahoo!. It appears that a Yahoo! subsidiary is one of your primary advertising network partners, but that Yahoo! is also one of your principal competitors.

RESPONSE: The Company has revised the risk factor entitled “We face intense competition from larger, more established companies, and we may not be able to compete effectively, which could reduce demand for our services” in accordance with the Staff’s comment.

8.	Please prominently discuss the risk of not being able to complete the DotCom acquisition among the first several risk factors in the document, and disclose the amount of assets and revenues attributable to that acquisition.

RESPONSE: In accordance with the Staff’s comment, the Company has relocated the risk factor regarding its ability to complete the DotCom acquisition, which is entitled “We will likely need additional financing to meet our obligations under the Dot Com Corporation …” so that it now appears as the third risk factor. The Company has also disclosed the amount of assets and revenues attributable to the DotCom acquisition in that risk factor.

Two of our advertising network partners have provided…, page 8

9.	Please disclose the duration of the agreements that you have with Ask Jeeves and the Yahoo! Subsidiary. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

RESPONSE: The Company has revised the risk factor entitled “two of our advertising network partners have provided…” to disclose the duration of its agreements with Ask Jeeves and the Yahoo! Subsidiary. The Company is finalizing a confidential treatment request for certain terms contained in these agreements and intends to file them as exhibits to the registration statement shortly hereafter.

Securities and Exchange Commission

January 11, 2006

If we do not maintain and grow a critical mass…, page 9

10.	Please discuss the nature of your relationship with your advertising and distribution partners. Please clarify whether you have entered into any partnership agreements with any of these entities.

RESPONSE: In response to the Staff’s comment, the Company has expanded its disclosure regarding agreements with its advertising and distribution network partners in the risk factors entitled “We depend on certain distribution partners…” and “Two of our advertising network partners have provided…” These risk factors appear immediately before the risk factor entitled “If we do not maintain and grow a critical mass …”

We may need additional funding to meet our obligations…, page 9

11.	Your risk factor heading indicates that you “may” need additional funding to meet obligations; however, the paragraph describing the risk indicates that you will require additional funding. Please reconcile to indicate whether you will definitely require funding or whether there is a remote chance that additional funding would be required.

RESPONSE: The Company has revised the risk factor entitled “We may need additional funding to meet our obligations…” in accordance with the Staff’s comment, which now appears as the third risk factor in this section.

We rely on third party technology…, page 11

12.	Please consider indicating whether your server and hardware providers have backup plans in case of failures.

RESPONSE: The Company has revised the risk factor entitled “We rely on third party technology…” in accordance with the Staff’s comment.

New rules, including those contained in and issued under the Sarbanes-Oxley…, page 15

13.	Your risk factors should detail risks that are unique to you or unique to your industry. The risk that you discuss in this section does not seem to be risk that would be considered unique to you. Please revise or remove. Please also consider this comment for the risk factor labeled “If we fail to maintain an effective system of internal controls.”

RESPONSE: The Company has deleted these risk factors in response to the Staff’s comment.

If the ownership of our common stock…, page 19

14.

This particular risk factor indicates that officers, directors and their affiliates beneficially owned 51% of the outstanding shares of common stock. In the risk factor entitled “Future sales of shares of our common stock.” on page 20, you indicate that 22,684,700 of the

Securities and Exchange Commission

January 11, 2006

25,191,157 shares outstanding are held by officers, directors and other affiliates. Your risk factor on page 20 would seem to indicate that officers, directors and other affiliates hold 90% of the outstanding securities instead of 51%. Please reconcile.

RESPONSE: Please be advised that the two risk factors cited by the Staff address different risks and the applicable percentage ownership related to such risk. The first risk factor, entitled “If the ownership of our common stock…”, addresses the risk that a concentration of ownership in management, specifically the ownership by executive officers and directors (including affiliates of such officers and directors), could allow management to have substantial influence over significant corporate actions. This management ownership is 51%. The second risk factor, entitled “Future sales of shares of our common stock…”, addresses the risk that a large portion of the Company’s common stock is eligible for sale into the market, and such sales could cause a negative effect on the market price of the common stock. The Company has deleted the references to directors and executive officers from the risk factor entitled “Future sales of shares of our common stock…” and replaced it with the number of shares that will be freely tradable following this offering, except for any volume limitations and other restrictions imposed by Rule 144. The Company has made other minor changes to these risk factors in an effort to clarify the foregoing.

Use of Proceeds, page 21

15.	Please disclose the amount of proceeds you would raise if the warrants were exercised.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 24

Overview, page 24

16.	Please revise your overview section to provide a balanced, executive level discussion of the most important matters on which your management focuses in evaluating financial condition and operating performance. Consider including disclosure of key operating indicators on which management focuses in assessing the business. For example, to the extent management analyzes the following data, you should consider disclosing the number of click throughs, the amount of the click-through fees, and the amount of fees you receive for searches. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

RESPONSE: The Company has revised the overview in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 34

17.	Please indicate the identity of the finder for the DotCom Corporation acquisition and how the finder’s fee will be paid.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Securities and Exchange Commission

January 11, 2006

18.	In the second to last paragraph on page 34, you indicate that you should have sufficient cash, cash equivalents, short-term investments and cash from operations to fund your anticipated levels of operations through the next twelve months “Except as described above.” Please remove the qualification from your analysis and make a determination about your ability to fund anticipated levels of operations through the next year in light of all anticipated expenditures. We also note that certain of the payments for the DotCom acquisition appear to be required pursuant to a settlement agreement contained in Exhibit 10.13. Please fully describe the litigation and settlement of this case.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

19.	Please revise your disclosures to clarify how you plan to satisfy all of your obligations and fund your anticipated levels of operations for the next 12 months. In this regard, your discussion should also include how you plan to pay the finder’s fee in connection with the DotCom acquisition and repurchase of the escrow shares.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Audit Committee, page 48

20.	Please tell us whether you have a financial expert on the audit committee. See Item 401(e) of Regulation S-B.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Executive Compensation, page 48

21.	Please provide the disclosure required by Item 402(c) and (d) of Regulation S-B.

RESPONSE: Please be advised that the Company made no grants of stock options or SARs to any of the named executive officers prior to its 2005 fiscal year. Accordingly, the Company has omitted the tables required by Items 402(c) and (d) of Regulation S-B pursuant to Item 402(a)(5) of Regulation S-B. The Company has revised the prospectus, however, to disclose the foregoing.

Certain Relationships and Related Transactions, page 54

22.	Please disclose whether each of these transactions is on terms comparable to those you could have obtained from an unaffiliated third party.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

23.	With respect to the disclosure in the fourth paragraph, please advise us of the amounts of the loans that are currently outstanding.

RESPONSE: The Company has revised the language to reflect that the loans have been extinguished and to provide the outstanding balances of the loans at such time.

Securities and Exchange Commission

January 11, 2006

Registering Shareholders, page 57

24.	Please label this section as “Selling Shareholders.”

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

25.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

RESPONSE: The Company has surveyed each selling shareholder to determine whether any selling shareholders are broker-dealers. The Company has revised this section to identify the selling shareholders that are broker-dealers, GunnAllen Financial, Inc. and Pacific Summit Securities, in accordance with the Staff’s comment. Please be advised that each of GunnAllen and Pacific Summit received the warrants and the shares underlying such warrants being registered pursuant to the Registration Statement as underwriting compensation, in consideration for acting as placement agents in the September 2005 Barron Partners and the October 2005 Private Placement transactions.

26.	If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

•	The seller purchased in the ordinary course of business, and
•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for the selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

RESPONSE: The Company has surveyed each selling shareholder to determine whether any selling shareholders are affiliates of broker-dealers and, if so, whether such selling shareholders purchased their shares included in the prospectus in the ordinary course of business and whether at the time of such purchase, such selling shareholder had any agreement or understanding to distribute such shares. Please be advised that GunnAllen and Pacific Summit are registered broker-dealers and each received its warrants as underwriting compensation, as discussed in the above response to Staff Comment No. 25. Barron Partners has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer. Barron Partners has advised us, however, that at the time of its purchase of the shares of the Company included in the prospectus, (1) Barron was purchasing for investment purposes only and not with a view to resale or distribution, (2) Barron purchased the shares being registered in the ordinary course of business, and (3) Barron currently has and at the time of purchase had no agreements or understanding to distribute such shares.

27.	Please identify Barron Partners and any of your affiliates that are selling shareholders as underwriters or provide us with your analysis as to why they should not be identified as underwriters. We note that Barron recently acquired the shares that you are registering on its behalf and that the shares being offered represent a substantial amount of the shares outstanding.

RESPONSE: Barron Partners may be deemed an affiliate of the Company, as Barron Partners beneficially owns approximately 32.4% of the Company’s outstanding common stock, as of December 31, 2005. In this regard, the Company notes, however, that other than its ownership of shares included in the Registration Statement, Barron is not affiliated with the Company in any fashion and is not acting on behalf of the Company with respect to such shares. No other selling shareholder is an affiliate of the Company. Based on the following, the Company does not believe that Barron Partners should be identified as an underwriter in the Company’s Registration Statement.

Securities and Exchange Commission

January 11, 2006

Section 2(a)(11) of the Securities Act of 1933 defines a statutory “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…” The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution. We have been advised by each selling shareholder, including Barron Partners, L.P., that such selling shareholders purchased the shares included in the prospectus for investment purposes and not with a view to distribution. Barron Partners is engaged in the business of investing in developing companies, not underwriting securities offerings. At the time the selling shareholders purchased the Company’s securities, there was no active trading market for the securities. The Company has made no representation to any selling shareholder that the Company’s common stock will be listed on a stock exchange or quoted on a national quotation system or on the over-the-counter bulletin board. Furthermore, the Company does not currently meet the listing standards of the stock exchanges or Nasdaq. Absent an active trading market, the selling shareholders will likely have limited ability to dispose of their shares included in the prospectus. The foregoing illustrates that the selling shareholders, including Barron Partners, have assumed the economic risk of an investment in the Company’s shares, and therefore, did not purchase the shares with a view to or in connection with a distribution of such securities.

Moreover, each of the selling shareholders, including Barron, has informed the Company that it has not engaged in a “distribution” of the shares included in the prospectus. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Each selling shareholder, including Barron Partners, has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares covered by the prospectus. We understand that Barron and the other selling shareholders plan to sell their shares in ordinary trading transactions into an independent market for their own account.

The Company understands that Rule 415 (a)(1)(i) of the Securities Act is only available for secondary offerings. Because no selling shareholder is acting as an underwriter on behalf of the Company, the Company submits that the offering described in the prospectus is a secondary offering on a continuous or delayed basis permitted by Rule 415(a)(1)(i). Based on the Staff’s guidance in Telephone Interpretation D.29, Manual of Publicly Available Telephone Interpretations, July 1997, the Company submits the following additional evidence that the offering by Barron Partners described in the prospectus is secondary as opposed to primary:

a)	At the time of purchase, Barron Partners acknowledged that there would be a holding period during which the shares purchased would be restricted from trading.

b)	Barron Partners had no relationship to the Company prior to its acquisition of shares of the Company in a private placement. Barron Partners’ only relationship with the Company is as a shareholder. Barron Partners has no representation on the Company’s board of directors.

c)	There is no active trading market for the Company’s common stock. For example, no trades of the Company’s common stock are reflected in the Pink Sheets for the two-month period between October 19, 2005 and December 18, 2005; trading volume in late December 2005 consisted of 812 shares; trading volume in early October 2005 consisted of 1,229 shares; and trading in September 2005 consisted of 1,603 shares. The Company has no agreements with a market maker with respect to trading its shares on the over-the-counter bulletin board and, even so, there can be no assurance that an active trading market will develop. Given the illiquidity of the trading market for the Company’s common stock in the Pink Sheets, Barron Partners can be expected to hold a substantial portion of the shares for a period after effectiveness of the Registration Statement tantamount to that required by Rule 144.

Based on the foregoing the Company respectfully submits that none of the selling shareholders, including Barron Partners, is an underwriter with respect to the securities covered by the prospectus. The Company has revised the plan of distribution section, however, to clarify that it will file a post-effective amendment to include the names of any underwriter, if it is notified by the selling shareholders of a change in the facts and circumstances requiring such an amendment. In addition, the selling shareholders have acknowledged that they understand their obligations to comply with the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

Securities and Exchange Commission

January 11, 2006

28.	We note that some of the selling stockholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. See Telephone Interpretation 4S in the Regulation S-K section of the March 1999 Telephone Interpretation Manual. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

RESPONSE: The Company has revised this section to disclose the natural persons who exercise sole or shared voting or investment power over the selling shareholder non-natural persons, in accordance with the Staff’s comment.

Description of Securities, page 58

General

29.	Please do not refer to state statute, your articles or bylaws in this section or qualify by the entirety. Instead, explain the salient points of the securities as required.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

30.	The statement that all shares of common stock are or will be “fully paid and non-assessable” is a legal conclusion that you are not qualified to make. Please attribute this statement to counsel and file counsel’s consent to be named in this section, or delete it.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Plan of Distribution, page 62

31.	Please disclose that there will be no short sales of common stock using shares to be registered on this registration statement prior to effectiveness of the registration statement.

RESPONSE: The Company has revised this section in accordance with the Staff’s comment.

Financial Statements

General

32.	We note on page 40 that you acquired relationships with direct advertisers, such as H&R Block and Intuit, for listings on the www.irs.com website property. Tell us what consideration you gave to SFAS 142 in accounting for such relationships.

RESPONSE: Due to the fact that the relationships are of a short-term nature, the Company has allocated 100% of the purchase price in the DotCom acquisition to the domain asset www.irs.com. No such amounts were deemed necessary to be allocated to customer contracts. In addition, the independent appraisal that was performed assumed that the current customer contracts would not be sustained in the future, and that a substantially different business model would exist; therefore, the Company did not allocate any amounts to the current customer contracts. See Note 2 of the Company’s Consolidated Financial Statements.

Independent Auditors’ Reports

33.	Please amend your filing to include revised auditors’ reports, which refer to “the standards of the Public Company Accounting Oversight Board (United States),” instead of “the auditing standards of ...” See paragraph B2 of PCAOB Auditing Standard No. 1.

RESPONSE: The Company has included the revised auditors’ reports in accordance with the Staff’s comment.

Consolidated Statements of Operations, page F-3

34.	Please revise to provide a reconciliation of earnings per basic and diluted share on either the face of the statements of operations, or in a footnote. See paragraph 40 of SFAS 128.

RESPONSE: The Company has included a reconciliation of earnings per basic and diluted share in Note 1 to the Company’s consolidated financial statements in accordance with the Staff’s comment.

Note 2. Merger and Acquisitions, page F-11

35.	Please explain the nature of the “specifically identifiable intangible assets” acquired, as disclosed on page F-12. Tell us the useful lives of each type of asset acquired and how you determined that it was appropriate to group the acquired assets for amortization purposes. Please tell us the appraisal value assigned to each identifiable intangible you acquired.

RESPONSE: In accordance with the Staff’s comment, the Company has clarified the nature of the intangible asset acquired in Note 2. Useful life and appraisal value information is also included in Note 2.

Securities and Exchange Commission

January 11, 2006

Note 8. Stock Compensation and Warrants, page F-16

36.	Please tell us what consideration you gave to reflecting the warrants to purchase common shares purchased by Barron Partners as a mark-to-market derivative liability in accordance with EITF 00-19 and SFAS 133. In particular, help us understand your evaluation of the literature with respect to the registration rights agreement, which requires that you achieve an effective registration statement and that effectiveness be maintained for a minimum period of time. Since neither of these two conditions is within your control, EITF 00-19 would presume settlement in unregistered shares, which would trigger liquidated damages. Although the registration rights agreement states that the liquidated damages are not a penalty, since the damages may extend up to two years at a 20% per annum rate it appears to us that the potential damages would be too significant to be considered compensation for the fair value differential between registered and unregistered shares. In substance, the liquidated damages clause represents a penalty clause. Please provide a detailed response, which addresses our concerns, and includes reference to specific literature supporting your accounting.

RESPONSE: In accordance with Emerging Issues Task Force (EITF) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company’s Own Stock,” the terms of the warrants and the transaction documents, the fair value of the warrants as determined by the Black-Scholes method was accounted for as a liability, with an offsetting reduction to additional paid-in capital at the closing date (September, 29, 2005). In addition, the Company feels that based on the literature in EITF Issue No. 00-19 and given the fact that the company has not incurred a penalty as of the date of this filing no accounting consideration was deemed necessary for the liquidating damages clause.

Part II

Recent Sales of Unregistered Securities, page II-2

37.	Please indicate whether one of the transactions listed was for the DotCom acquisition.

RESPONSE: The Company has included the issuance of securities relating to the DotCom acquisition, in accordance with the Staff’s comment.

38.	Please tell as the expense recognized, if any, in connection with issuances of securities at a price below the proposed offering price within the 12 months preceding the date of your filing.

RESPONSE: The Company recognized no expense in connection with issuances of securities below the offering price used to calculate the registration fee. All shares issued in the 12 months preceding the date of the Company’s filings were issued at fair market value as determined by the Company’s board of directors based on prices received for the Company’s securities in negotiated arms-length transactions with unrelated third parties. The Company does not believe that the trading prices for its common stock reflected in the Pink Sheets are indicative of the stock’s fair market value, as there is no active trading market for such stock. For example, no trades of the Company’s common stock are reflected in the Pink Sheets for the two-month period between October 19, 2005 and December 18, 2005; trading volume in late December 2005 consisted of 812 shares; trading volume in early October 2005 consisted of 1,229 shares; and trading in September 2005 consisted of 1,603 shares.

Exhibits

39.	Please file all exhibits, including your legal opinion, as soon as practicable so that we may have time to review them before you request effectiveness of your registration statement.

RESPONSE: The Company duly notes and acknowledges this comment. Please be advised that the Company has filed many of the remaining exhibits with Amendment No. 1. As

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January 11, 2006

previously mentioned, the Company is preparing a confidential treatment request for certain of the remaining exhibits, which it intends to file shortly hereafter.

Item 28. Undertakings, page II-5

40.	Please revise your undertakings section to include all of the required undertakings. You should include the undertakings required by Item 512(a), (e) and (g) of Regulation S-B.

RESPONSE: The Company has included the undertakings required by Item 512(a), (e) and (g) of Regulation S-B, in accordance with the Staff’s comment.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

Enclosures